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SEC Mail Processing Section

MAR 01 2013

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

522 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio Lupetin — (212) 276-2444
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, Sergio Lupetin and Christopher Ghiorsi, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Morgan Stanley Distribution, Inc., as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Sergio Lupetin
Managing Director



Christopher Ghiorsi
Executive Director

Subscribed to before me
this 27th day of February, 2013.



IRAKLIS H. HATZINAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6031766
Qualified in Queens County
Certificate Filed in New York County
My Commission Expires October 12, 2013



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Distribution, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands of dollars, except share data)

ASSETS

Cash	$ 19,217
Receivables:	
Distribution and shareholder servicing fees, net	2,930
Affiliates	121
Other	18
Total receivables	3,069
Other assets	477
Total assets	$ 22,763

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings from Parent and affiliates	$ 2,085
Payables:	
Brokers, dealers and clearing organizations	2,268
Distribution and shareholder servicing fees refund payable to Funds	162
Other	22
Total payables	2,452
Total liabilities	4,537
Stockholder's equity:	
Common stock and additional paid-in capital (no par value, 1,000 shares authorized, 100 shares issued)	14,045
Retained earnings	4,181
Total stockholder's equity	18,226
Total liabilities and stockholder's equity	$ 22,763

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTION, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company") is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. ("MSIM" or the "Parent"), which is a wholly owned subsidiary of Morgan Stanley ("Morgan Stanley"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley mutual funds and alternative products (collectively "the Funds") managed by MSIM. The Company is also approved to act as a placement agent for certain Morgan Stanley private investment funds.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S"), which require the Company to make estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments and Fair Value

A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows:

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions of other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Distribution and Shareholder Servicing Fees Receivable, Net

Distribution and shareholder servicing fees from the Funds are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of the Funds in accordance with distribution and shareholder servicing plans between the Company and the Funds, most of which are pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Company refunds any distribution and shareholder servicing fees received in excess of the contractual limits to certain of the Funds. The Company reflects distribution and shareholder servicing fees receivable net of applicable refund payable. The Company only nets refund payable up to the amount of distribution and shareholder servicing fees receivable from the respective Fund.

Brokers, Dealers and Clearing Organizations Payable

Payables to brokers, dealers and clearing organizations represent amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 - Related Party Transactions

Deferred commission assets

Certain sales commissions paid by the Company in conjunction with the sale of Class B and C shares of its open end products are recorded as deferred commission assets. The Company sells the deferred commission assets to Morgan Stanley & Co. LLC ("MS&Co.") at cost, which entitles MS&Co. to the distribution and shareholder servicing fees and any contingent deferred sales charge received by the Company related to Class B and C shares.

Support Service

Certain services and other administrative functions are performed by affiliates on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds (collectively, the "Services"), which are charged to the Company at cost.

The Company is a party to a revenue sharing agreement with MSIM, whereby MSIM compensates the Company for the Services it receives. Such compensation earned by the Company is based on the cost of certain expenses, plus an additional 10% for certain agreed upon Services.

Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Morgan Stanley as well as other intercompany payables.

Note 4 – Distribution and Shareholder Servicing Fees

At December 31, 2012, the Company had distribution and shareholder servicing fees refund payable to Funds of $770. The Company netted $608 of this refund payable to each applicable Fund against the distribution and shareholder servicing fees receivable from that Fund to the Company. The Company only nets distribution and shareholder servicing fees refund payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. This resulted in distribution and shareholder servicing fees refund payable to Funds of $162, included in the Statement of Financial Condition.

Note 5 - Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Statement of Financial Condition. The carrying value of Cash, Other receivables, Other assets and Short-term borrowings from Parent and affiliates approximates fair value because of the relatively short period of time between their origination and expected settlement.

As of December 31, 2012, such assets and liabilities are categorized within the disclosure hierarchy as follows:

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets: [1]					
Cash	$ 19,217	$ 19,217	$ 19,217	$ -	-
Other receivables	18	18	-	18	-
Other assets	477	477	-	477	-
Financial Liabilities: [1]					
Short-term borrowings from Parent and affiliates	$ 2,085	$ 2,085	-	$ 2,085	-

[1] Accrued fee receivables and payables and tax payables, where carrying value approximates fair value have been excluded.

Note 6 – Risk Management

The Company's risk management policies and related procedures are integrated with those of Morgan Stanley and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements.

Risk is an inherent part of Morgan Stanley's business and activities. Morgan Stanley's management believes effective risk management is vital to the success of Morgan Stanley's business activities. Accordingly, Morgan Stanley has policies and procedures in place for identifying, measuring, monitoring and managing each of the various types of significant risks involved in the activities of its business and support functions. Morgan Stanley's ability to properly and effectively identify, assess, monitor, and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. Morgan Stanley's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole.

The cornerstone of Morgan Stanley's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects Morgan Stanley's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance, and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that Morgan Stanley maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of Morgan Stanley's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs risk exposure because as of December 31, 2012, all of the Company's cash is held at one bank, which exceeded the Federal Deposit Insurance Corporation limit of $250.

Note 7 – Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley. Federal income taxes have been provided on a separate entity basis in accordance with a tax allocation agreement with Morgan Stanley. The Company files separate entity state and local income tax returns and is included in various combined state and local filings with Morgan Stanley and certain other subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income based upon the separate company and combined filing group's effective tax rates. The tax liability included in the intercompany balances with Morgan Stanley at December 31, 2012 was $603.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred federal and combined state taxes are offset with all other intercompany balances with Morgan Stanley.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. There were no deferred taxes recorded in the year ended December 31, 2012.

Income Tax Examinations

The Company, through its inclusion in the return of Morgan Stanley, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in states in which Morgan Stanley has significant business operations, such as New York. Morgan Stanley is currently at various levels of field examination with respect to audits with the IRS, as well as New York State and New York City, for tax years 2006 – 2008 and 2007 – 2009, respectively. During 2013, Morgan Stanley expects to reach a conclusion with the IRS on remaining issues covering tax years 1999 – 2005.

The Company believes that the resolution of tax matters will not have a material effect on statement of financial condition of the Company.

The Company has established a liability for unrecognized tax benefits that the Company believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. It is reasonably possible that further significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which Morgan Stanley and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under the SEC's Rule 15c3-1, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2012, the Company had net capital of $14,680, which was $14,378 in excess of its required minimum net capital of $302. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.31 to 1.

Note 9 - Subsequent Events

The Company has performed its evaluation of subsequent events through the issuance date of the statement of financial condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2013

Morgan Stanley Distribution, Inc.
522 Fifth Avenue
New York, NY 10036

In planning and performing our audit of the financial statements of Morgan Stanley Distribution, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP